Mail Stop 4561

June 15, 2007

Thomas Massie
President and Chief Executive Officer
Bridgeline Software, Inc.
10 Sixth Road
Woburn, Massachusetts 01801

> Re: **Bridgeline Software, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed on May 15, 2007**
> **File No. 333-139298**

Dear Mr. Massie:

We have reviewed your Amendment No. 3 to Form SB-2 and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your Amendment No. 3 to Form SB-2 that was provided to us by counsel.

Cover Page

1. We refer to comment 3 of our letter dated May 2, 2007. Please further revise the cover page to specifically identify the underwriter of the initial public offering as a potential selling shareholder under the selling shareholder prospectus.

Inside Front Cover Page

2. Please delete the reference to "Microsoft-certified" developers. Text of this nature is not appropriate on an inside cover page, because it is excessively detailed, does not appear key to investors or essential to explain the graphics, and it is not possible to explain what "Microsoft-certified" developers are within the textual limitation imposed on the inside cover page information. Additionally, the text that does describe your business generally, or that otherwise is not a concise introduction to the graphics presented, should be deleted. Finally, the artwork you use should not be redundant. In this respect, it appears that the information on the inside front cover page is also presented at pages 76-77.

Prospectus Summary, page 5

3.   With respect to comment 5 of our letter dated May 2, 2007, please expand the third paragraph under the subheading "Acquisitions" to eliminate the phrase "will be considered to have been completed" and more clearly indicate, if true, that once the offering is completed, the seller will be obligated to consummate the acquisition, if your stock has commenced trading, promptly after your receipt of $10 million of proceeds and your delivery of $2.5 million to the escrow agent with routine transaction documentation you expect to be able to provide. Your current disclosure does not succinctly describe the obligations of the parties to enter into the escrow agreement or the actions required of them following the deposit of the "closing documentation and deliverables" with the escrow agent. Briefly explain the circumstances in which the acquisition would not be completed, following your payment of the cash and delivery of routine transaction documentation to the escrow agent. Clarify whether the seller is currently contractually obligated to deposit the shares to be acquired, following your performance under the escrow agreement as described above.

Management's Discussion and Analysis, page 38

Stock-Based Compensation, page 46

4.   We note the changes in the fair values of the underlying common stock at each valuation date since August of 2005, as noted in previously provided Exhibit F. Within Management's Discussion and Analysis describe the significant intervening events within the company and changes in your assumptions which lead to the changes in fair values at each date fair value was determined. Further, you should address the differences between the determined fair values and the estimated IPO price. We refer you to paragraph 182b of the AICPA Practice Aid.

5.   You should describe the reasons and assumptions for the weighting of the valuation methods and describe the changes in your weightings among the three valuation techniques utilized from August of 2005 through the most recent period reported within the registration statement.

6.   When using the discounted cash flow method under the income approach, you should disclose the time frame utilized when determining forecasted cash flows, the basis for the time frame and disclose the significant assumptions which had a substantial effect on the valuation. Address, in greater detail, why the range of discount rates of 21% to 35% used was appropriate.

7. Regarding your use of the two market approaches, we ask you to provide the following:

- Describe in greater detail the significant assumptions and factors used with the market data when evaluating merger and acquisition transactions involving comparable public and private companies in determining your enterprise value.

- Describe how you selected the comparable enterprises you analyzed within your two market approaches.

- Regarding your use of the price-to-sales ratio obtained from comparable publicly traded companies, disclose why this financial metric was selected and why the 10th percentile was used. Address what consideration was given to using other financial metrics identified within paragraph 50 of the AICPA Practice Aid.

- Tell us why you did not consider the value of the common equity issued in conjunction with the acquisition of New Tilt in April of 2006 in performing or evaluating your enterprise valuations.

8. Provide the disclosures required by paragraph 182c. of the AICPA Practice Aid.

9. In the fifth paragraph on page 47, you state that you used data provided by an independent valuation specialist to determine the fair value of your common stock under the guideline public company method. Please confirm that the specialist merely provided data and did not perform any of the analysis you describe. If the specialist merely provided data, please remove the reference, both here and in the notes to the financial statements, to "data provided by an independent valuation specialist." You may instead refer to "data provided by a third party." The current disclosure may give the impression that valuations were performed by an independent specialist.

10. We note your disclosure on page 48 within Management's Discussion and Analysis, that the enterprise value is allocated using the option-pricing method. In determining enterprise value you considered both the income approach and two market approaches. Given that you have only one class of common equity, tell us why it is appropriate for you to allocate enterprise value using the option-pricing method. We reference paragraph 140 and the example in paragraph I9 of the AICPA Practice Aid.

Business, page 65

11.   You have retained a statement on page 80 that "we believe our organic revenue growth will continue each year in our geographical regions...." Taken in conjunction with the immediately prior statement that you have experienced 26% organic growth in each of the last three years, this statement appears to be a projection or similar statement concerning future performance, for which you should provide sufficient support. Please revise to provide both quantitative and qualitative support for this projection.

12.   Please refer to comment 13 of our letter dated May 2, 2007. We note the revisions to the competition disclosure on pages 84-87. Please describe how your competitive position compares to that of your competitors with respect to any of the other areas you have identified, such as pricing, ease of implementation or reliability.

Note 2. Summary of Significant Accounting Policies, page F-27

Revenue Recognition, page F-27

13.   We note your response to comment 20 of our letter dated May 2, 2007. Your disclosures should clarify that Web Service engagements that include hosting arrangements are accounted for as multiple element arrangements as described within the Multiple Element Arrangement section of your revenue recognition accounting policy.

Note 9. Shareholder's Equity, page F-54

14.   We note your response to comment 22 of our letter dated May 2, 2007. Please revise to disclose, for each period presented, the intrinsic value of both the options and warrants exercised as required by paragraph A240(c)(2). Further, provide the disclosure specified in paragraph A240(b)(2) as it relates to warrants granted.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

       You may contact Marc D. Thomas at (202) 551-3452 or Mark A. Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to

David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (781) 622-5933
        Carl F. Barnes, Esq.
        Morse, Barnes-Brown & Pendleton, P.C.